Exhibit 99.1

Condensed Consolidated Interim Statements of Financial Position
UNAUDITED		MAR 31	DEC 31	JAN 1
CANADIAN DOLLARS IN THOUSANDS		2011	2010	2010
	Note		(Note 17)	(Note 17)

Assets
Cash and cash equivalents		$2,358	$6,401	$11,948
Restricted cash	5	-	4,389	-
Accounts receivable		3,074	2,716	4,806
Interest receivable on restricted promissory notes		683	4,904	4,866
Inventories		21,173	9,283	11,448
Prepaids		870	496	327
Assets related to discontinued operation	7	-	-	5,075
Current assets		28,158	28,189	38,470

Mineral properties		121,274	106,479	81,066
Investments	8	2,357	4,328	643
Deposits for reclamation costs	9	2,277	2,277	2,277
Restricted promissory notes		84,037	83,219	82,568
Non-current assets		209,945	196,303	166,554
Total assets		$238,103	$224,492	$205,024

Liabilities
Accounts payable and accrued liabilities		$17,728	$5,421	$4,426
Interest payable on royalty obligations		664	4,770	4,729
Demand loans	10	2,019	2,499	4,586
Liabilities related to discontinued operation	7	-	-	532
Other liabilities		3,684	2,634	2,942
Current liabilities		24,095	15,324	17,215

Finance leases	10	3,247	873	1,240
Debenture	10	9,307	9,257	9,192
Royalty obligations		84,886	84,220	83,554
Deferred revenue		4,339	4,582	5,531
Asset retirement obligations	9	4,748	4,810	3,534
Non-current liabilities		106,527	103,742	103,051

Shareholders’ equity
Share capital		124,992	123,027	115,459
Contributed surplus		3,175	2,986	2,580
Accumulated deficit		(21,936)	(23,764)	(33,315)
Accumulated other comprehensive income		1,250	3,177	34
Total shareholders’ equity		107,481	105,426	84,758
Total liabilities and shareholders’ equity		$238,103	$224,492	$205,024
See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income (Loss)
UNAUDITED
CANADIAN DOLLARS IN THOUSANDS

		Three months ended
		MAR 31	MAR 31
		2011	2010
	Note		(Note 17)

Revenue		$13,322	$10,200

Mine Operating Costs:
Production costs		$8,746	$8,408
Depreciation and depletion		1,911	3,082
		10,657	11,490
Profit (loss) from mining operations		2,665	(1,290)

General and administrative		1,442	1,143
Finance expense		220	250
Other income		(716)	(787)
Gain on investments		(109)	-
		837	606

Net profit (loss) from continuing operations		1,828	(1,896)

Profit from discontinued operation	7	-	286
Net profit (loss)		$1,828	$(1,610)

Net earnings (loss) per share
Basic and diluted	12
From continuing operations		$0.01	$(0.01)
Net earnings (loss)		$0.01	$(0.01)

Weighted average number of common shares outstanding (000’s)

Basic		140,361	126,414
Diluted		144,926	126,414

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
UNAUDITED
CANADIAN DOLLARS IN THOUSANDS

		Three months ended
		MAR 31	MAR 31
		2011	2010
	Note		(Note 17)

Net profit (loss)		$1,828	$(1,610)

Other comprehensive income (loss)
Gain on available-for-sale securities transferred to profit (loss)		(109)	-
Unrealized gain (loss) on available-for-sale securities		(1,818)	59

Other comprehensive income (loss)		(1,927)	59
Total comprehensive loss		$(99)	$(1,551)

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders’ Equity
UNAUDITED
CANADIAN DOLLARS IN THOUSANDS

		Three months ended
		MAR 31	MAR 31
		2011	2010
	Note		(Note 17)

Share Capital
Balance, beginning of period		$123,027	$115,459
Common shares and warrants, issued for cash		1,737	(78)
Other		228	324
Balance, end of period		$124,992	$115,705

Contributed Surplus
Balance, beginning of period		$2,986	$2,580
Stock-based compensation		417	274
Other		(228)	(324)
Balance, end of period		$3,175	$2,530

Accumulated Deficit
Balance, beginning of period		$(23,764)	$(33,315)
Net profit (loss)		1,828	(1,610)
Balance, end of period		$(21,936)	$(34,925)

Accumulated Other Comprehensive Income
Balance, beginning of period		$3,177	34
Other comprehensive income (loss)		(1,927)	59
Balance, end of period (1)		$1,250	$93

Total accumulated deficit and accumulated other
comprehensive income		$(20,686)	$(34,832)

Shareholders’ equity, end of period		$107,481	$83,403

(1) Accumulated other comprehensive income (loss) is comprised of unrealized gains (losses) on available-for-sale securities (Note 8).

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
UNAUDITED
CANADIAN DOLLARS IN THOUSANDS

		Three Months Ended
		MAR 31	MAR 31
		2011	2010
	Note		(Note 21)

Cash flows from (used in) operating activities
Net profit (loss) from continuing operations		$1,828	$(1,896)
Adjustments for non-cash items:
Depreciation and depletion		1,911	3,082
Accretion		34	28
Gain on investments		(109)	-
Stock-based compensation		417	274
Interest and other		(185)	(536)
Net changes in non-cash operating working capital:
Accounts receivable		3,863	5,734
Inventories		(11,722)	(7,627)
Prepaids		(374)	163
Accounts payable and accrued liabilities		8,201	2,564
Net cash provided by continuing operations		3,864	1,786
Net cash provided by discontinued operation	7	-	332
		3,864	2,118
Cash flows from investing activities
Mineral properties		(16,971)	(9,845)
Proceeds on disposition of discontinued operation		-	76
Discontinued operation		-	(63)
Restricted promissory notes		(818)	(651)
Restricted cash		4,389	-
Investments		154	(51)
Net cash used in investing activities		(13,246)	(10,534)

Cash flows from financing activities
Proceeds from issue of common shares and warrants, net of issue costs		1,737	(78)
Debenture redemption		(82)	-
Royalty obligations		666	666
Demand loan repayments		(480)	(662)
Obligations under capital lease:
Proceeds		4,077	1,961
Repayments		(579)	(857)
Net cash from financing activities		5,339	1,030

Decrease in cash and cash equivalents		(4,043)	(7,386)
Cash and cash equivalents, beginning of period		6,401	11,948
Cash and cash equivalents, end of period		$2,358	$4,562

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting.  These are the Company’s first International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first annual financial statements prepared under IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1").  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.  However, they have been prepared in accordance with accounting policies the Company expects to adopt in its December 31, 2011 financial statements.  Those accounting policies are based on the IFRS and IFRS Interpretations Committee interpretations that the Company expects to be applicable at that time.

The Company’s consolidated financial statements for the year ended December 31, 2010 were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). As these are the Company’s first consolidated financial statements in accordance with IFRS the comparative figures for 2010 were restated and an explanation on how the transition from Canadian GAAP has affected the financial position, financial performance and cash flows of the Company is provided in Note 17.  Certain disclosures in addition to the minimum disclosure requirements under IAS 34 were included to either highlight the changes from the Company’s 2010 annual statements under Canadian GAAP or to continue certain practices previously adopted as part on the interim financial statements filed under Canadian GAAP.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on June 3, 2011.

BASIS OF MEASUREMENT

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial assets, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.  All financial information presented in Canadian dollars has been rounded to the nearest thousand, except as otherwise noted.

USE OF ESTIMATES AND JUDGEMENTS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the date of the consolidated financial statements.  Actual results may differ from these estimates.

Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties, provisions for decommissioning and reclamation, financial instruments and mineral reserves.  Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Accounting judgments, estimates and assumptions, and their application to accounting policies, that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Asset Retirement Obligations

The Company’s mining and exploration activities are subject to various environmental laws and regulations.  The Company estimates environmental obligations based on the current legal requirements and estimates.  Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties.  Estimating the quantities and or grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from period to period, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from period to period. Changes in the reserve or resource estimates may also impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proved and probable gold mineral reserves and resources.  Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes.

Exploration and Evaluation Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves.  The determination of a mineral resource is itself an estimation process that requires varying degrees of uncertainty depending on sub-classification and these estimates directly impact the point of deferral of exploration and evaluation expenditure.  The capitalization policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established.  Estimates and assumptions made may change if new information becomes available.  If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Impairment

The Company assesses at the end of each reporting period to determine whether any indication of impairment exists.  Where an indicator of impairment exists, an estimate of the recoverable amount is made.   Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

On transition to IFRS (see Note 17), Management has determined that the carrying amount for the Seabee Gold Mine was higher than the recoverable amount and recognized a $13.1 million impairment charge.

The fair value of those assets that are not mineral assets is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production.  The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of the geology and its location.  The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and is reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”.  Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs ceases and costs are either regarded as inventory or expense, except for costs capitalized.  Depreciation and depletion commences at this time.

Effective Interest Rate Method

The Company utilizes the effective interest rate method when accounting for certain of its financial instruments.  The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.  When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument.

Taxation

Estimation of deferred taxes includes judgments based on the expected performance. Various factors are considered to assess taxes, including past operating results, operational plan, expiration of tax losses and tax pools carried forward and tax planning strategies.

3.	Significant Accounting Policies:

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these condensed consolidated interim financial statements.  The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

The Accounting policies have been applied consistently by the Company and its wholly owned subsidiaries.

CONSOLIDATION PRINCIPLES

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.  These condensed consolidated interim financial statements include the Company’s proportionate share of joint ventures.  Intercompany transactions have been eliminated on consolidation.  The financial statements of the subsidiaries are prepared using consistent accounting policies and reporting dates of the Company.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

INTERESTS IN JOINT VENTURES

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control.

Reimbursement of the joint venture operator’s costs

When Claude, acting as an operator, receives reimbursement of direct costs charged to the joint venture, such charges represent reimbursement of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the statement of comprehensive income.

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Company’s activities are conducted through jointly controlled assets, the Company recognizes its share of the jointly controlled assets and liabilities it has incurred and related revenue and operating costs in the financial statements.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rate of exchange in effect at the date of the Statement of Financial Position. Exchange gains and losses on these transactions are included in profit (loss).

FINANCIAL INSTRUMENTS

Non-derivative Financial Assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and a net asset amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s non-derivative financial assets include: held-to-maturity financial assets; loans and receivables; and available-for-sale financial assets.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two financial years.

The Company’s held-to-maturity financials assets are reclamation deposits.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Company’s loans and receivables are comprised of: cash and cash equivalents; trade and other receivables; interest receivable on restricted promissory notes; and restricted promissory notes.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less.  Bank overdrafts, if utilized, are repayable on demand, form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, these assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity.  When an investment is derecognized either through sale or impairment that is other than temporary, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Non-derivative Financial Liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and liabilities are offset and the net liability amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: loans and borrowings; bank overdrafts in the form of a line of credit; trade and other payables; interest payable on royalty obligations; the Company’s debenture;  and royalty obligations.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares. The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Compound Financial Instruments

The Company’s debenture is a compound financial instrument, as it contains components that are both debt and equity.  The debt and equity components are presented separately on the Company’s Statement of Financial Position.  Transaction costs incurred with the completion of this debenture have been netted against proceeds received.  The liability portion of the debenture has been designated as an other financial liability and was initially recognized at fair value.  The equity component was recognized as the difference between the fair value of the debenture as a whole and the fair value of the liability component.  Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method.  The equity component is not remeasured subsequent to initial recognition.

Derivative and Other Financial Instruments

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges.  These instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated Statement of Financial Position as either an asset or liability with changes in fair value recognized in profit or loss.

INVENTORIES

Inventories are comprised of broken ore, gold in-circuit and consumable materials and supplies.    Broken ore represents matter that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit.  Ore is recorded as an asset that is classified within inventory as material is extracted from underground mines.  Gold ore contained in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, and the associated estimate of gold contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method).  Stockpiled ore tonnages are verified by periodic surveys.  Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations.  As ore is processed, costs are removed based on recoverable quantities of gold and each stockpile’s average cost per unit.

Ore is accumulated in stockpiles which are subsequently processed into gold bullion in a saleable form under a mine plan that takes into consideration optimal scheduling of production of the Company’s reserves, present plant capacity and the market price of gold.  Gold contained in the milling circuit represents gold that the Company counts as production but is not yet in a saleable form.  Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.  Any provision for obsolescence is determined by reference to specific stock items identified as obsolete.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Recognition and Measurement

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis.  Costs include expenditure that is directly attributable to the acquisition of the asset. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.  Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property and the availability of financing. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and disclosed as part of mineral properties with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of additional work on that property are expensed as incurred.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

When material components of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

Subsequent Costs

The cost of replacing a part of an item of property, plant and equipment is added to the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation and Depletion

Depreciation and depletion is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.  Land is shown at cost and not depreciated or depleted.

Depreciation and depletion is recognized in profit or loss either through the units of production method or the straight-line method.

Upon commencement of commercial production, the cost of mine development, mine buildings, plant and equipment directly used in production are amortized against future income using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed.

Mobile equipment and other general assets not directly related to production are depreciated using the straight-line method over the estimated with useful lives of 2 to 10 years.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are capitalized when it is expected that they will be recouped by future mining, and when the exploration and evaluation activities have not reached a stage that permits a reasonable assessment of the existence of commercially recoverable gold reserves. When the technical feasibility and commercial viability of extracting a gold resource are demonstrable, capitalized exploration and evaluation assets are tested for impairment and then reclassified to mining assets.

LEASED ASSETS

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

ASSET RETIREMENT OBLIGATIONS

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or environmental restoration. Closure and restoration can include property decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The amount of the provision recognized is estimated based on the risk adjusted costs required to settle present obligation, discounted using a pre-tax risk-free discount rate consistent with the expected cash flows.

When the liability is initially recorded, a corresponding asset is recognized. At each reporting date the restoration and rehabilitation provisions are remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred.

Changes in the liability relating to mine rehabilitation and restoration obligations are added to or deducted from the related asset, other than the unwinding of the discount which is recognized as a finance cost in the Statements of Earnings and Comprehensive Income. Changes to capitalized cost result in an adjustment to future depreciation charges.

IMPAIRMENT

Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event will have a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount.  Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets are re-measured in accordance with the Company’s accounting policies. Thereafter, generally, the assets are measured at the lower of their carrying amount and fair value less cost to sell.

A discontinued operation is a component of the Company’s business that represents a separate major line of business that has been disposed of or is held for sale.  Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale.  When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed.  This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

LEASE PAYMENTS

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.  The Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares.  Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

SHARE-BASED PAYMENTS

The Company has two stock-based compensation plans which are described further in Note 11(c) and 11(d).

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Stock Option Plan

The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense over the vesting period of the stock options granted based on their fair value, which is determined using the Black-Scholes option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan (“ESPP”), compensation expense is recognized as the fair value of the Company's contribution to the plan. Consideration received from the ESPP is recorded as share capital and contributed surplus is transferred to share capital upon the issuance of shares. Shares issued pursuant to the ESPP are valued using the Black-Scholes option pricing model.

4.	Accounting Standards:

Future Changes in Accounting Policies

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

5.	Restricted Cash:

During the third quarter of 2010, the Company completed the disposal of its oil and natural gas assets.  Pursuant to the Company’s debenture indenture agreement, the disposition triggered an offer to repay its outstanding debentures.  The net proceeds from this sale were placed in trust until January 14, 2011 to fund possible debenture repayments.  On January 14, 2011, $0.1 million of debentures were redeemed by debenture holders.  Once paid, the balance held in trust was released and deposited into the Company’s operating account.

6.	Mineral Properties:

Exploration properties

Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of these costs is dependent upon the discovery of economically recoverable ore reserves and the ability to obtain necessary financing for the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties based on reserve estimates verified by the Company’s Qualified Persons.

Expenditures on exploration properties for the period ended March 31, 2011, and for the year ended December 31, 2010, were comprised largely of: drilling and bulk sample costs on the Santoy, Trident and Neptune properties within the Seabee Gold Operation; drilling costs on the Amisk Gold Project; and drilling and dewatering costs on the Madsen Gold Project.

Leased machinery

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. Some leases are for specialized equipment and in these leases the Company can cancel the leases at its option, but is responsible for reimbursing the lessor for any losses incurred. The leased equipment secures lease obligations. At March 31, 2011 the carrying amount of finance leases was $6.0 million (December 31, 2010: $2.5 million).

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Security

The Company’s demand loans (Note 10(a)) are secured by a general security agreement covering all of the Company’s assets.  The Company’s debenture (Note 10(b)) is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

Capitalized interest

Cumulative debenture interest costs of $2.0 million as at March 31, 2011 (December 31, 2010: $1.9 million) relating to the Madsen project have been capitalized in accordance with the Company’s accounting policy.

7.	Discontinued Operation:

During the third quarter of 2010, the Company sold its remaining oil and natural gas assets.   As such, there were no Assets held for sale or related liabilities as at March 31, 2011 or December 31, 2010 nor were there any results and cash flows from operations as at March 31, 2011.

The results of the discontinued operation were as follows:

	MAR 31	MAR 31
	2011	2010

Revenue
Oil and natural gas (net of royalties)	$-	$581

Expenses
Operating	-	294
Accretion	-	1
	-	295
Profit from discontinued operation	$-	$286

The cash flows provided by the discontinued operation were as follows:

	MAR 31	MAR 31
	2011	2010

Profit from discontinued operation	$-	$286
Adjustments for:
Accretion	-	1
Decrease in Accounts receivable	-	241
Decrease in Accounts payable and accrued liabilities	-	(196)
Cash provided by discontinued operation	$-	$332

8.	Investments:

	MAR 31	DEC 31
	2011	2010

Available-for-sale securities, beginning of period	$4,328	$643
Disposition of available-for-sale securities	(44)	-
Acquisition of available-for-sale securities	-	749
Unrealized gain (loss) on available-for-sale securities	(1,927)	2,936
Available-for-sale securities, end of period	$2,357	$4,328

During the period ended March 31, 2011, the Company determined that no portion of the unrealized loss recorded in available-for-sale financial assets represented an impairment.

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 13).

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

9.	Asset Retirement Obligations:

The Company’s asset retirement obligations consist of reclamation and closure costs.  Mineral property obligations were determined using a discount rate of 3.35 percent.  Expected payment of future obligations are $5.9 million over the next 6 years.  A notional accretion expense component has been charged in 2011, augmented by revisions made to asset retirement obligations, resulting in an increase in the overall carrying amount of the asset retirement obligations. Changes to the asset retirement obligation during the year are as follows:

	MAR 31	DEC 31
	2011	2010

Asset retirement obligations, beginning of period	$4,810	$3,696
Accretion expense	34	108
Revisions due to sale of properties and technical adjustments	-	(464)
Revisions in estimated future cash flows	(96)	1,470
Asset retirement obligations, end of period	$4,748	$4,810

As at March 31, 2011, as required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2010 - $0.7 million) and $1.6 million (December 31, 2010 - $1.6 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.3 million (December 31, 2010 - $2.3 million).

10.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 13.

		MAR 31	DEC 31
		2011	2010

Current liabilities
Demand loans	(a)	$2,019	$2,499
Current portion of finance lease liabilities		2,721	1,597
Current portion of debenture		-	87
		$4,740	$4,183

Non-current liabilities
Debenture	(b)	$9,307	$9,257
Finance lease liabilities		3,247	873
		$12,554	$10,130

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans were as follows:

	MAR 31	DEC 31
	2011	2010

Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.50 percent, due August 2011	$417	$667
Demand loan, repayable in monthly payments of $83,371 including interest at 4.575 percent, due November 2012	1,602	1,832
	$2,019	$2,499

The demand loans are secured by a general security agreement covering all assets of the Company.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

(b) Debenture

The debenture features a 12 percent interest rate and five year term with monthly interest only payments. The debenture matures on May 23, 2013.  Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase, for a total of 1,809,500 warrants (Note 11(e)).  Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.60 per common share until May 23, 2013.  The value of the warrants associated with the debenture on the date of issuance was $0.6 million.

During the second quarter of 2009, the Company repaid $8.3 million of the outstanding debentures, representing principal plus unpaid interest thereon up to and including June 1, 2009.  During the first quarter of 2011, the Company repaid $0.1 million of the outstanding debentures, representing principal plus unpaid interest thereon up to an including January 14, 2011.  A total of $9.8 million of debentures remain outstanding after the payment in 2011.

The balance of the debentures outstanding is amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debentures.

	MAR 31	DEC 31
	2011	2010

Debenture payable, beginning of period	$9,344	$9,192
Amortized cost of debenture redemption	(82)	-
Amortization of debt issue costs	45	152
Debenture payable, end of period	9,307	9,344
Less: current portion	-	87
Debenture payable, end of period	$9,307	$9,257

The debenture is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt, and contains an early redemption provision.

(c) Other

The Company has a $3.5 million operating line of credit which bears interest at prime plus 1.25 percent. These funds are available for general corporate purposes.   At March 31, 2011 and December 31, 2010, this line of credit was not drawn upon.

At December 31, 2010, in addition to its undrawn line of credit, the Company had available $5.5 million of undrawn committed borrowing facilities relating to the Company’s offer to repay its outstanding debentures.  During the first quarter of 2011, this facility expired concurrently with the completion of the Company’s offer to repay its debenture outstanding.

11.	Share Capital:

At March 31, 2011 there were 140,849,931 common shares of the Company outstanding.

(a) Authorized Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

(b) Issue of Shares

During the first quarter of 2011, the Company issued 235,614 and 156,667 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  The Company also issued an additional 1,544,321 common shares due to the exercise of common share purchase warrants (Note 11(e)).

(c) Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During the first quarter of 2011, the Company issued 235,614 common shares (2010 - 430,395) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

(d) Stock Option Plan

The Company has established a stock option plan under which options may be granted to directors, officers, key employees and consultants.  The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the prior day’s closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For director and employee options outstanding at March 31, 2011 and December 31, 2010, weighted average exercise prices are as follows:

		Weighted		Weighted
		Average		Average
	MAR 31	Exercise	DEC 31	Exercise
	2011	Price	2010	Price

Beginning of period	3,916,737	$1.15	3,259,028	$1.08
Options granted	530,277	2.34	1,166,546	1.15
Options exercised	(156,667)	1.27	(422,414)	0.66
Options lapsed	(8,000)	1.60	(86,423)	0.98
End of period	4,282,347	$1.29	3,916,737	$1.15

For director and employee options outstanding at March 31, 2011, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted	Weighted
			Average	Average
	Number	Number	Exercise	Remaining
Option Price Per Share	Outstanding	Vested	Price	Life

$0.50 - $0.99	1,145,250	1,131,917	$0.69	4.98 years
$1.02 - $1.47	1,644,820	1,285,015	1.14	7.59 years
$1.54 - $2.38	1,492,277	1,067,055	1.79	7.47 years
	4,282,347	3,483,987	$1.29	6.85 years

The fair value of stock options granted during the period were estimated using the Black-Scholes option pricing model with assumptions of a 6.84 year weighted average expected option life, a two percent expected forfeiture rate, 67.8 percent to 73.9 percent volatility (Q1 2010 - 63 percent to 73 percent) and interest rates ranging from 2.5 percent to 3.1 percent (Q1 2010 - 2.5 percent to 3.1 percent). For the period ending March 31, 2011, the compensation expense recognized in respect of stock options was $0.4 million (March 31, 2010 - $0.3 million).

(e) Warrants

At March 31, 2011, there were 9.0 million common share purchase warrants outstanding.  Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the common share purchase warrants outstanding are all follows:

		Number		Number
		Outstanding at		Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	March 31, 2011

$1.60	May 22, 2013	1,809,500	85,000	1,724,500
$0.83	April 9, 2011	139,321	139,321	-
$0.90	November 16, 2012	2,600,000	1,320,000	1,280,000
$1.75	December 30, 2011	6,000,000	-	6,000,000
		10,548,821	1,544,321	9,004,500

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

12.	Earnings Per Share:

Basic earnings (loss) per share:

The calculation of basic earnings (loss) per share at March 31, 2011 was based on the profit attributable to common shareholders of $1.8 million (March 31, 2010 - $1.6 million loss) and a weighted average number of shares outstanding of 140,360,510 shares (March 31, 2010 - 126,413,878 shares), calculated as follows:

	MAR 31	MAR 31
	2011	2010

Basic earnings (loss) per share:
Net profit (loss) attributable to common Shareholders	$1,828	$(1,610)
Weighted average number of common Shares outstanding	140,361	126,414
Basic net earnings (loss) per share	$0.01	$(0.01)

Diluted earnings (loss) per share:

The calculation of diluted earnings (loss) per share at March 31, 2011 was based on the profit attributable to common shareholders of $1.8 million (March 31, 2010 - $1.6 million loss) and a weighted average number of shares outstanding after adjustments for the dilutive effects of all dilutive common share options and warrants (2011 - 4.6 million; 2010 - nil), calculated as follows:

	MAR 31	MAR 31
	2011	2010

Diluted earnings (loss) per share:
Net profit (loss) attributable to common shareholders	$1,828	$(1,610)
Weighted average number of common Shares outstanding	140,361	126,414
Dilutive effect of warrants	2,684	-
Dilutive effect of stock options	1,881	-
Weighted average number of common Shares outstanding	144,926	126,414
Diluted net earnings (loss) per share	$0.01	$(0.01)

Excluded from the computation of diluted earnings (loss) per share were options outstanding on 410,277 shares with an average exercise price greater than the average market price of the Company’s common shares.

For the period ended March 31, 2010, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

13.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk - The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of precious metals are to entities considered to be credit worthy.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  At current gold prices, the Company believes cash flows will be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties.  The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs.

Market Risk - Market risk is the potential for loss from adverse changes in the market value of financial instruments.  The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions.  The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk.  These are discussed further below:

Foreign exchange risk - The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

The fluctuation of the U.S. dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. At March 31, 2011, a $0.01 movement in the US$/CDN$ exchange rate, profit from gold sales and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Interest rate risk - In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt.  In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk - The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

At March 31, 2011, a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities, short term debt and royalty obligations.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 - Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying amounts and fair values of financial assets and liabilities are as follows:

	March 31		December 31
	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents (1)	2,358	2,358	6,401	6,401
Restricted cash (1)	-	-	4,389	4,389
Accounts receivable (1)	3,074	3,074	2,716	2,716
Interest receivable on restricted promissory note (1)	683	683	4,904	4,904
Restricted promissory note (2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	2,357	2,357	4,328	4,328
Held-to-maturity
Reclamation deposits (1)	2,277	2,277	2,277	2,277
Other financial liabilities
Demand loans (1)	2,019	2,019	2,499	2,499
Accounts payable (1)	17,728	17,728	5,678	5,678
Interest payable on royalty obligations (1)	664	664	4,770	4,770
Royalty obligations (2)	84,886	84,886	84,220	84,220
Debenture (3)	9,307	9,751	9,344	9,838
Gold forward contract (4)	-	-	(257)	(257)

(1)   Due to the nature and or short maturity of these financial instruments, carrying value approximates fair value
(2)  The cash flows associated with the Restricted promissory notes and Royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3)   Based on quoted market prices - Level 1
(4)   Based on models with observable inputs - Level 2

14.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long term debt and equity to finance its operations and exploration.  The Company’s capital structure at March 31, 2011 was as follows:

	MAR 31	DEC 31
	2011	2010

Demand loan # 1 (Note 10(a))	$417	$667
Demand loan # 2 (Note 10(a))	1,602	1,832
Debenture (Note 10(b))	9,307	9,344
Total debt	11,326	11,843
Less: cash, cash equivalents, and restricted cash (1)	2,358	10,790
Net debt	8,968	1,053
Shareholders’ equity	107,481	105,426
Total capital	$116,449	$106,479

(1) 2010 balance includes restricted cash of $4.4 million; as at March 31, 2011, no amounts were restricted.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

Short-term debt facilities include access to a $3.5 million operating line of credit which was not drawn upon at March 31, 2011.  The Company is bound by and has met all covenants on these credit facilities.

15.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Derivatives

The fair value of forward exchange contracts is based on their listed market price.  Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company entity and counterparty when appropriate.

Share-based payment transactions

The fair value of the employee share purchase plan and the fair value of the stock options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

16.	Subsequent Event:

Equity Issue

On May 4, 2011, the Company completed the private placement offering previously announced on April 6, 2011.  The offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per Share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million (net proceeds of approximately $54.2 million).

Warrant Exercise

Subsequent to March 31, 2011, a total of 31,300 common share purchase warrants expiring on May 22, 2013 were exercised for gross proceeds of $0.05 million.

Stock Option Grant

Subsequent to March 31, 2011, a total of 1,435,000 stock options were granted to Management and certain Employees.

17.	Explanation of Transition to IFRS:

These condensed consolidated interim financial statements for the period ended March 31, 2011 are the Company’s first financial statements prepared under IFRS.  For all accounting periods prior to this, the Company prepared its financial statements under Canadian GAAP.  In accordance with IFRS 1, First time adoption of IFRS, certain disclosures relating to the transition to IFRS are given in this note.  These disclosures are prepared under IFRS as set out in the basis of preparation in Note 2.

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date.  However, IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement.  The IFRS 1 exemptions and exceptions utilized by the Company in its conversion from Canadian GAAP to IFRS are as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

IFRS 3 Business Combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date.  Claude has applied IFRS 3 prospectively to all business combinations that occurred before the transition date, except as required under IFRS 1.

IFRS 2 Share-based Payments

The Company has applied IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

IAS 23 Borrowing Costs

The Company has applied IAS 23 retrospectively and has capitalized borrowing costs as part of the cost of a qualifying asset on the date when borrowing costs were incurred (the “commencement date”).

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities

The Company has elected to apply the available exemption from full retrospective application of Asset retirement obligations, as allowed under IFRS 1, and has therefore adopted IFRIC 1 prospectively at the Company’s transition date of January 1, 2010.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17. Explanation of Transition to IFRS (continued)

Reconciliation of equity

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with respect to recognition, measurement and disclosure.  The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Company.  The reconciling items between Canadian GAAP presentation and IFRS presentation have no net effect on the cash flows generated.  However, adoption of IFRS resulted in changes to Claude’s Statement of Financial Position, Statement of Income (Loss) and Statement of Changes in Equity as set out below:

		Previous	Effect of	IFRS	Previous	Effect of	IFRS	Previous	Effect of	IFRS
		Canadian	Transition		Canadian	Transition		Canadian	Transition
		GAAP	To IFRS		GAAP	To IFRS		GAAP	To IFRS
Notes		January 1, 2010			March 31, 2010			December 31, 2010

Assets
Cash and cash equivalents		11,948	-	11,948	4,562	-	4,562	6,401	-	6,401
Restricted cash		-	-	-	-	-	-	4,389	-	4,389
Accounts receivable		4,806	-	4,806	3,261	-	3,261	2,716	-	2,716
Interest receivable on restricted promissory notes		4,866	-	4,866	677	-	677	4,904	-	4,904
Inventories	(a)	11,448	-	11,448	18,648	(57)	18,591	9,241	42	9,283
Shrinkage stope platform costs	(a)	11,293	(11,293)	-	12,430	(12,430)	-	11,199	(11,199)	-
Prepaids		327	-	327	164	-	164	496	-	496
Assets related to discontinued operation	(b)	570	4,505	5,075	329	4,492	4,821	-	-	-
Current assets		45,258	(6,788)	38,470	40,071	(7,995)	32,076	39,346	(11,157)	28,189

Mineral properties	(c)	94,170	(13,104)	81,066	99,355	(12,125)	87,230	116,336	(9,857)	106,479
Assets related to discontinued operation	(b)	4,505	(4,505)	-	4,492	(4,492)	-	-	-	-
Investments		643	-	643	1,451	-	1,451	4,328	-	4,328
Deposits for reclamation costs		2,277	-	2,277	2,277	-	2,277	2,277	-	2,277
Restricted promissory notes		82,568	-	82,568	83,219	-	83,219	83,219	-	83,219
Non-current assets		184,163	(17,609)	166,554	190,794	(16,617)	174,177	206,160	(9,857)	196,303
Total assets		229,421	(24,397)	205,024	230,865	(24,612)	206,253	245,506	(21,014)	224,492

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17. Explanation of Transition to IFRS (continued)

Reconciliation of equity (continued)

		Previous	Effect of	IFRS	Previous	Effect of	IFRS	Previous	Effect of	IFRS
		Canadian	Transition		Canadian	Transition		Canadian	Transition
		GAAP	To IFRS		GAAP	To IFRS		GAAP	To IFRS
	Notes	January 1, 2010			March 31, 2010			December 31, 2010

Liabilities
Accounts payable and accrued liabilities	(e)(f)	4,100	326	4,426	10,749	(14)	10,735	5,537	(116)	5,421
Interest payable on royalty obligations		4,729	-	4,729	658	-	658	4,770	-	4,770
Demand loans		4,586	-	4,586	3,924	-	3,924	2,499	-	2,499
Liabilities related to discontinued operation	(b)(d)	370	162	532	174	159	333	-	-	-
Other liabilities		2,942	-	2,942	3,306	-	3,306	2,634	-	2,634
Current liabilities		16,727	488	17,215	18,811	145	18,956	15,440	(116)	15,324

Finance leases		1,240	-	1,240	1,985	-	1,985	873	-	873
Debenture		9,192	-	9,192	9,221	-	9,221	9,257	-	9,257
Royalty obligations		83,554	-	83,554	84,220	-	84,220	84,220	-	84,220
Deferred revenue		5,531	-	5,531	5,308	-	5,308	4,582	-	4,582
Liabilities related to discontinued operation	(b)	117	(117)	-	118	(118)	-	-	-	-
Asset retirement obligations	(d)	2,965	569	3,534	2,652	508	3,160	4,221	589	4,810
Deferred tax liability	(g)	-	-	-	-	-	-	1,975	(1,975)	-
Non-current liabilities		102,599	452	103,051	103,504	390	103,894	105,128	(1,386)	103,742

Shareholders’ equity
Share capital	(e)(g)	111,957	3,502	115,459	110,592	5,113	115,705	117,974	5,053	123,027
Contributed surplus	(f)	2,465	115	2,580	2,404	126	2,530	2,754	232	2,986
Retained earnings (deficit)	(i)	(4,361)	(28,954)	(33,315)	(4,539)	(30,386)	(34,925)	1,457	(25,221)	(23,764)
Accumulated other comprehensive income (loss)	(g)	34	-	34	93	-	93	2,753	424	3,177
Total shareholders’ equity		110,095	(25,337)	84,758	108,550	(25,147)	83,403	124,938	(19,512)	105,426
Total liabilities and shareholders’ equity		229,421	(24,397)	205,024	230,865	(24,612)	206,253	245,506	(21,014)	224,492

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17. Explanation of Transition to IFRS (continued)

Reconciliation of income (loss) for the period ended March 31, 2010

		Previous	Effect of	IFRS
		Canadian	Transition
	Notes	GAAP	To IFRS

Revenue		10,200	-	10,200

Mine Operating Costs:
Production costs	(a)	7,566	842	8,408
Depreciation and depletion	(c)(h)	3,763	(681)	3,082
		11,329	161	11,490
Profit (loss) from mining operations		(1,129)	(161)	(1,290)

General and administrative	(f)	1,145	(2)	1,143
Finance expense	(d)(h)	-	250	250
Other income	(d)(e)(h)	(199)	(588)	(787)
		946	(340)	606

Loss from continuing operations before income taxes		(2,075)	179	(1,896)
Income tax recovery	(e)	1,611	(1,611)	-

Profit from discontinued operation		286	-	286

Net loss		(178)	(1,432)	(1,610)

Net loss per share
Basic and diluted
From continuing operations		(0.00)		(0.01)
Net loss		(0.00)		(0.01)

Weighted average number of common shares outstanding (000’s)

Basic		126,414		126,414
Diluted		126,414		126,414

Reconciliation of comprehensive income (loss) for the period ended March 31, 2010

	Previous	Effect of	IFRS
	Canadian	Transition
	GAAP	To IFRS

Net profit (loss)	(178)	(1,432)	(1,610)

Other comprehensive loss
Unrealized gain on available-for-sale securities	59	-	59
Total comprehensive loss	(119)	(1,432)	(1,551)

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17. Explanation of Transition to IFRS (continued)

Reconciliation of income (loss) for the year ended December 31, 2010

		Previous	Effect of	IFRS
		Canadian	Transition
	Notes	GAAP	To IFRS

Revenue		55,998	-	55,998

Mine Operating Costs:
Production costs	(a)	31,364	(147)	31,217
Depreciation and depletion	(c)(h)	14,617	(3,374)	11,243
		45,981	(3,521)	42,460
Profit from mining operations		10,017	3,521	13,538

General and administrative		5,213	-	5,213
Finance expense	(d)(h)	-	1,045	1,045
Other income	(d)(e)(h)	285	(1,279)	(994)
Loss on investments		207	-	207
		5,705	(234)	5,471

Net profit from continuing operations		4,312	3,755	8,067

Profit from discontinued operation	(d)	1,506	(22)	1,484
Net profit		5,818	3,733	9,551

Net earnings per share
Basic and diluted
From continuing operations		0.03		0.06
Net earnings		0.04		0.07

Weighted average number of common shares outstanding (000’s)

Basic		131,193		131,193
Diluted		133,411		133,411

Reconciliation of comprehensive income (loss) for the year ended December 31, 2010

	Previous	Effect of	IFRS
	Canadian	Transition
	GAAP	To IFRS

Net profit	5,818	3,733	9,551

Other comprehensive income
Losses on available-for-sale securities transferred to net profit	176	31	207
Unrealized gain on available-for-sale securities	2,543	393	2,936
Other comprehensive income	2,719	424	3,143
Total comprehensive income	8,537	4,157	12,694

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17.  Explanation of Transition to IFRS (continued)

        Notes to the reconciliations

(a)	Shrinkage Stope Platform Costs

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee Gold Operation. Under its previous GAAP, the Company deferred these costs (which included labour, equipment and overhead) until the related ore was transferred to the mine surface.  Once the ore was transported to the surface, the costs were reclassified to inventory and charged to operating costs upon sale.  The operating cycle of this process did not exceed 12 months.  Under IFRS and according to the nature of these costs, the Company is accounting for these costs as variable production costs that are directly attributable to the conversion of gold ore.  The impact of applying this policy is as follows:

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Increase (decrease) in Inventories	$-	$(57)	$42
Decrease in Shrinkage stope platform costs	(11,293)	(12,430)	(11,199)
Decrease in Retained earnings	$(11,293)	$(12,487)	$(11,157)

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Increase (Decrease) in Production costs	$842	$(147)

(b)	Discontinued operation

Under the Company’s previous GAAP, long-lived assets classified as held for sale were classified in separate current and long term portions.  Under IFRS, non-current assets and liabilities of disposal groups classified as held for sale are classified as current in the statement of financial position as they are expected to be realized within 12 months of the date of classification as held for sale or distribution.  This difference has resulted in the reclassification of non-current assets and liabilities related to the Company’s discontinued operation from non-current to current, with no income or retained earnings impact.

(c)	Impairment of Non-Financial Assets

Under the Company’s previous GAAP, impairment of long-lived assets was assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on discounted cash flows compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment.

This difference in accounting for asset impairment could lead to greater volatility in the Company’s reported earnings in future periods. The value-in-use test uses discounted future cash flows, thereby increasing the likelihood of asset impairment relative to the undiscounted cash flow test applied under the Company’s former GAAP. Furthermore, IFRS requires companies to reverse impairment losses (for everything except goodwill) if an impairment is reduced due to a change in circumstances. The Company’s former GAAP does not allow companies to reverse impairment losses.

Upon transition to IFRS, the Company tested its Seabee Gold Mine for impairment using the one-step approach prescribed by International Accounting Standard 36 (“IAS 36”), Impairment of Assets.  The carrying value of the asset was compared against the value in use.  A transition difference of $13.1 million was calculated and charged to retained earnings.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17.  Explanation of Transition to IFRS (continued)

         Notes to the reconciliations (continued)

The impact of this change decreased retained earnings as follows:

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Decrease in Mineral properties	$(13,104)	$(12,125)	$(9,857)
Decrease in Retained earnings	$(13,104)	$(12,125)	$(9,857)

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Decrease in Depreciation and depletion	$(633)	$(3,089)

(d)	Asset Retirement Obligations

Under its previous GAAP, the fair value of the liability relating to the Company’s asset retirement obligations was recorded in the period in which it was incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount was recognized by increasing the carrying amount of the related long-lived asset. The liability was then accreted and the capitalized cost depreciated over the useful life of the related asset.

Under IFRS, the Company must recognize a liability at the time when it becomes legally or constructively obliged to rehabilitate a disturbance resulting from mining activities; IFRS also requires re-measurement of the liability at each reporting date. In addition, IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires the re-measurement of the provision for reclamation and rehabilitation if there is a change in the current market-based discount rate.  Under IFRS, discount rates used should reflect the risks specific to the decommissioning provision; a risk-free rate is used when the estimated future costs take into consideration related risks.

Under IFRS 1, Claude has elected not to retrospectively recalculate the effect of each change in its reclamation provision prior to January 1, 2010. Instead, the liability and related assets and depreciation were measured as at the date of transition.

Upon transition to IFRS, the Company recalculated its Asset retirement obligation utilizing the guidance of IAS 37.  A transition difference of $0.6 million was booked to the Company’s asset retirement obligation and retained earnings accounts.

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Increase in Asset retirement obligations
Gold operation	$569	$508	$589
Discontinued operation	45	41	-
Decrease in Retained earnings	$614	$549	$589

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17.  Explanation of Transition to IFRS (continued)

         Notes to the reconciliations (continued)

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Decrease in Finance expense	$(20)	$(90)
Increase in Other income	(40)	(103)
Decrease in Profit from Discontinued operation	-	22
	$(60)	$(171)

(e)	Share Capital

Flow-through shares

The Company, from time to time, finances a portion of its exploration activities through the issue of flow-through shares.  Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under the Company’s previous GAAP; however, there is no equivalent guidance under IFRS.  Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”).  Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada and the Company recorded the future tax liability associated with the issuance of flow-through shares as a reduction in share capital at the time of renouncement of the related tax deduction.

Under its previous GAAP, the Company recorded the tax cost of expenditures renounced to subscribers on the date the deductions were renounced to the subscribers. Under this treatment, share capital was reduced and future income tax liabilities were increased by the tax cost of expenditures renounced to the subscribers and the Company had unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduced the valuation allowance and that reduction was recognized in earnings.

The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

Under IFRS, a liability for the difference between the proceeds received and the market price of the Company’s shares on the date of the transaction (the “premium”) is recorded.  Once the expenditures are renounced, the Company will record the tax liability associated with the renouncement of the tax benefits and remove the liability originally set up.  Any difference between the deferred tax liability and the original liability set up will go through profit or loss.

Under IFRS, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company had unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance had been provided.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17.  Explanation of Transition to IFRS (continued)

         Notes to the reconciliations (continued)

Upon transition to IFRS at January 1, 2010, the difference between these two approaches resulted in a $3.5 million increase to share capital and a corresponding decrease in retained earnings.

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Increase in Accounts payable	$326	$-	$-
Decrease in Retained earnings	$326	$-	$-

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Increase in Share capital
Adjustment for flow-through shares	$7,964	$7,964	$7,964
Adjustment for flow-through share premiums	(4,462)	(4,462)	(4,462)
Reversal of renunciation of income taxes on flow-through shares	-	1,611	1,611
Decrease in Retained earnings	$3,502	$5,113	$5,113

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Increase in Other income	$326	$326
Decrease in Income tax recovery	(1,611)	-
Total adjustment	$(1,285)	$326

(f)	Stock Compensation

There is an option to apply IFRS 2, Share-Based Payments, to all equity instruments granted on or before November 7, 2002, and to those granted after November 7, 2002 only if they had not vested by the transition date.

The Company has applied IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

IFRS 2 was applied for applicable unvested stock options granted prior to the transition date of January 1, 2010. Consequently, as a result of the difference in measurement of the equity-settled share-based compensation at January 1, 2010, which IFRS require different measurement for stock options that have graded vesting features compared with Canadian GAAP that value the stock options as a single grant, an adjustment of $0.1 million was recorded to decrease opening retained earnings with offset to contributed surplus.  The impact of this change impacted Accounts payable and contributed surplus as follows:

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2011 and 2010
Expressed in Thousands of Canadian Dollars, except as otherwise noted

17.  Explanation of Transition to IFRS (continued)

         Notes to the reconciliations (continued)

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Decrease in Accounts payable	$-	$(14)	$(116)
Increase in Retained earnings	$-	$(14)	$(116)

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Increase in Contributed surplus	$115	$126	$232
Decrease in Retained earnings	$115	$126	$232

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Decrease in General and administrative	$(2)	$-
Total adjustment	$(2)	$-

(g)	Deferred Tax Liability

The following changes decreased the deferred tax liability due to other changes under IFRS.

Consolidated Statements of Financial Position:

	JAN 1	MAR 31	DEC 31
	2010	2010	2010

Decrease in Share capital	$-	$-	$(60)
Increase in Other comprehensive income	-	-	424
Increase in Share capital	-	-	1,611
Decrease in Deferred tax liability	$-	$-	$(1,975)

(h)	Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes, most noticeably on the statements of income.  These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company.  The changes are listed below:

Consolidated Statements of Income:

	MAR 31	DEC 31
	2010	2010

Decrease in Depreciation and depletion	$(48)	$(285)
Increase in Finance expense	270	1,135
Increase in Other income	(222)	(850)
	$-	$-

(i)	Retained Earnings (Deficit) Adjustments

The above changes decreased (increased) retained earnings as follows:

		JAN 1	MAR 31	DEC 31
	Notes	2010	2010	2010

Inventories	(a)	-	57	(42)
Shrinkage stope platform costs	(a)	11,293	12,430	11,199
Mineral properties	(c)	13,104	12,125	9,857
Accounts payable and accrued liabilities	(e)(f)	326	(14)	(116)
Asset retirement obligations	(d)	614	549	589
Deferred tax liability	(g)	-	-	(1,611)
Share capital	(e)	3,502	5,113	5,113
Contributed surplus	(f)	115	126	232
Total Adjustment under IFRS - Retained earnings (deficit)		28,954	30,386	25,221

(j)	Reclassifications

Certain prior period amounts have been reclassified to conform to the current period’s financial statement presentation.